NEWS RELEASE

Canarc Acquires Option to Purchase Santiago Gold Project,

Chihuahua State, Mexico

Vancouver, Canada – May 16, 2007 - Canarc Resource Corp. (TSX: CCM: OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it has acquired an option to purchase a 100% interest in the Santiago gold project, located 12 km east of the town of Batopilas in the state of Chihuahua, Mexico.

The contiguous Santiago, Santiago II and Sanchez properties (173 hectares) cover two prominent iron oxide-silica-clay alteration zones, one of which (North Zone) surrounds eight parallel, gold-bearing, quartz-sulfide veins. These properties have been owned by the same family for over 100 years and have never been explored by modern methods.  Local infrastructure is good as the properties are road accessible and a state power line crosses the properties.

Like most of the epithermal vein districts in the Sierra Madre gold-silver belt of Mexico such as Ocampo (Gammon Lake Resources) or Tayoltita (Goldcorp), mineralization at Batopilas is hosted by the early-Tertiary Lower Volcanic andesites, capped by mid-Tertiary Upper Volcanic rhyolites and intruded by mid-Tertiary granodiorites. MAG Silver is actively exploring a silver-rich vein system near Batopilas.

In March 2006, the SGM (Mexican Geological Survey) carried out a rock sampling program of the North Zone at Santiago and reported a 200 m long by 100 m wide  by 70 m deep mineralized zone with potential to host 3.78 million tonnes grading 1.0 gpt gold and 20 gpt silver. The North Zone alteration has been traced for over 400 m in length and the better potential might be the high grade veins contained within it rather than the bulk tonnage, low grade potential.

Canarc geologists visited three of the eight known veins in the North Zone and channel sampling returned consistently high grade gold assay as follows:

Vein	Width		Gold
	(m)	(ft)	(gpt)	(opst)

Veta Verde	2.5	8.2	17.7	0.52
	incl. 1.0	3.3	24.1	0.70

Los Tajos	5.0	16.4	7.0	0.20
	incl. 2.0	6.7	13.7	0.40

Veta Blanca
Sample 1	2.3	7.5	30.3	0.88
	incl. 1.1	3.6	60.3	1.76

Sample 2	2.1	6.9	14.9	0.44
	incl. 1.0	3.3	25.3	0.74

Gold mineralization appears to be associated with disseminated to semi-massive pyrite-arsenopyrite carried within the quartz veins and stockwork zones. Minor disseminated galena, argentite and chalcopyrite have also been observed in the veins.

Canarc can acquire a 100% interest in the Santiago project by making US$2 million in cash payments over a 5 year period including US$30,000 on signing, by spending US$200,000 on exploration within the first 2 years, and by granting a 2% net smelter royalty on mineral production to the vendors.

A Phase 1 exploration program comprised of additional sampling of the other 5 known veins, extending the road to provide better access, and diamond drilling of the North Zone vein system is now being planned.

Bradford Cooke, Chairman and CEO, commented “The Santiago properties represent the second material gold project acquisition for Canarc in Mexico. We think the exploration potential of the North Zone high grade gold vein system is very attractive.  Canarc plans to commence exploration work at Santiago in Q3, 2007.  The Company also intends to continue building its portfolio of prospective gold properties in Mexico.”

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person who reviewed the SGM and Canarc data and visited the properties.  All rock samples were delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at BSI are determined by fire assay with an atomic absorption (AA) finish.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s New Polaris gold project in north-western British Columbia is one of the largest undeveloped high grade gold deposits in Western Canada.  Canarc’s focus is now on advancing New Polaris to the feasibility stage and acquiring attractive near-term gold exploration and mining projects.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.